

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 3, 2010

Mr. Robert S. Corrigan
Chief Executive Officer
AcuNetx, Inc.
2301 W. 205th Street
Suite 102
Torrance, CA 90501

> **Re: AcuNetx, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 12, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 000-27857**

Dear Mr. Corrigan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A. Controls and Procedures, page 10

1.   Please amend your Form 10-K to disclose the conclusions of your principal executive and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures, as required by Item 307 of Regulation S-K.

Management's Annual Report on Internal Control Over Financial Reporting, page 10

2.   Please amend your Form 10-K to revise the annual report on internal control over financial reporting to include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant, as required by Rule 308(T)(a)(1) of Regulation S-K.

3.   We reference the statement that your evaluation of the effectiveness of internal control and financial reporting was conducted using "the financial control elements provided by the COSO framework." As required by Item 308(T)(a)(2) of Regulation S-K, please amend the filing to include a statement that specifically identifies the framework used by your management to evaluate the effectiveness of internal control over financial reporting. If your management conducted its evaluation using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), please revise to disclose that fact. Otherwise, please tell us how the framework you used meets the guidance for a suitable, recognized control frameworks provided in Section II.B.3.a of SEC Release No. 33-8238 (34-47986) which can be found at http://www.sec.gov/rules/final/33-8238.htm.

4.   In the annual report on internal control over financial reporting, you indicate the assessment was "conducted by all appropriate service providers and member employees of the Company with moderator of the assessment of controls done by the Chairman of our Audit Committee." Please note that Exchange Act Rules 13a-15(c) and 15d-15 state that the evaluation should be performed by management, with the participation of the principal executive and principal financial officers, or persons performing similar functions.
    •   Please tell us specifically who performed the evaluation of internal control over financial reporting as of December 31, 2009 and how the evaluation meets the requirements of Exchange Act Rules 13a-15(c) and 15d-15(c) and Rule 308(T) of Regulation S-K.
    •   If the principal executive and financial officers participated in the evaluation, please amend your filing to clearly disclose who performed the evaluation of internal control over financial reporting required by Item 308(T) of Regulation S-K.

5.   We note your disclosure that management concluded internal control over
        financial reporting was effective and that there are no "material deficiencies."
        However, we also see that you list multiple areas that could be improved,
        including your small number of employees and the control and evaluation of
        finances for your partially owned subsidiary out of state. Please clarify in your
        amended filing whether the areas of improvement identified represent material
        weaknesses or significant deficiencies. Please also revise your filing to provide
        appropriate disclosure explaining how you determined that IOCFR is effective in
        light of the identified matters. Refer to Rule 308(T)(a)(3).

6.   We see the disclosure that "the primary judge of the effectiveness of controls is
        the quarterly and annual audits that have been done over the past several years
        and the recent assessment that confirms that there are no material deficiencies that
        impact the 2009 financial statements." In light of the fact that Exchange Act
        Rules 13a-15 and 15d-15 require that management's conclusion on the
        effectiveness of internal control over financial reporting be based on the
        evaluation conducted by management, please amend the filing to remove the
        disclosure as it appears to imply that management's conclusion was based in part
        on the quarterly and annual audits and, therefore, attributes partial responsibility
        for the effectiveness conclusion to your auditors. Otherwise, tell us the extent to
        which your assessment of internal control over financial reporting relied upon the
        work performed by your auditors.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

7.   In future filings, please revise the labels included in your consolidated statements
        of operations to be consistent with FASB ASC 810-10-50-1A and 810-10-55-4J.
        For example, your presentation should include the line items net loss (including
        the loss attributable to noncontrolling interests) and net loss attributable to
        AcuNetx shareholders.

Consolidated Statements of Stockholders' Equity, page F-4

8.   In future filings, please revise your consolidated statement of changes in equity to
        comply with the requirements of FASB ASC 810-10-50-1A(c). For example, you
        should include a reconciliation at the beginning and the end of the period of the
        carrying amount of total equity, equity attributable to Entity ABC, and equity
        attributable to the noncontrolling interest. Please note that because the
        noncontrolling interest is part of the equity of the consolidated group, it should be
        presented in the statement of changes in equity. Please refer to FASB ASC 810-
        10-55-4L.

Consolidated Statements of Cash Flows, page F-5

9.   We see that you reconcile net loss excluding the noncontrolling interest in losses
        of subsidiary to net cash provided by (used in) operating activities. Under FASB
        ASC 230-10, a statement of cash flows prepared under the indirect method should
        start with "net income." FASB ASC 810-10-65-1 defines "net income" as net
        income attributable to both the controlling and noncontrolling interests. As such,
        in future filings please begin your consolidated statement of cash flows with "net
        income" as defined in FASB ASC 810-10-65-1. Please also note that "net income
        attributable to noncontrolling interests" should not be included as a reconciling
        item in the operating section of a consolidated cash flow statement.

Notes to Consolidated Financial Statements, page F-6

Note 6 – Borrowings, page F-15

10.   We refer to the last sentence of note (a) that indicates the note with a related party
        has been converted to interest only. Please tell us whether you are required to
        repay the principal of the note in the future or if the principal of the note has been
        forgiven. Please explain your accounting under US GAAP.

Note 14 – Commitments and Contingencies, page F-24

11.   We refer to the consulting agreement which provided for payments in common
        stock that was subsequently modified to accrue $100,000 per year payable to the
        consultant. Please tell us the amount that has been accrued to date for the
        consulting arrangement. In addition, please discuss when you anticipate paying
        the liability and what consideration you gave to classifying the liability as long-
        term.

Exhibit 31.1 and 31.2

12.   We note the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual and the company name. In future filings, including any
        amendments, revise the certification so that the identification of the certifying
        individual at the beginning of the certification does not include the individual's
        title and the company name. Similarly, revise to present the certifying
        individual's title below the signature line.

13.   We see in paragraph 5 that the reference to internal control over financial
        reporting was omitted. In future filings, including any amendments, please revise
        the statement to read "…based on our most recent evaluation of internal control
        over financial reporting."

Form 10-Q for the quarter ended March 31, 2010

Item 2 – Management's Discussion and Analysis or Plan of Operation, page 17

14.   We note your auditors issued a going concern modification to their opinion for your fiscal year ended December 31, 2009 and that you currently have a cash balance of $1,876 at March 31, 2010. In your next quarterly report on Form 10-Q, please include an updated discussion about your ability to continue as a going concern, including the related uncertainties and anticipated cash requirements over the next 12 months. See FRC 607.02.

Item 4 – Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures, page 19

15.   We note your disclosure regarding your officers' conclusions about the effectiveness of the company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures when disclosing management's conclusion, if you do so in future filings, please revise your disclosure so that all of the language that follows the word "effective" is consistent with, and not modify, the language that appears in the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15 of the Exchange Act. Alternatively, please remove that definition in your future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert S. Corrigan
AcuNetx, Inc.
August 3, 2010
Page 6

You may contact Leigh Ann Schultz at 202-551-3628 or Kristin Lochhead at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

for

Brian Cascio
Accounting Branch Chief